3 July 2009

Company Announcements
ASX Limited
Level 4, 20 Bridge Street
Sydney  NSW  2000

SAMSON OIL & GAS LIMITED (ASX CODE: SSN) – NOTICE UNDER SECTION 708A OF THE CORPORATIONS ACT 2001 (Cth) (Act)

Samson Oil & Gas Limited (“Samson”) gives notice of the following under section 708A(5)(e) of the Act:

1.	Samson issued 29,300,000 fully paid shares (Shares) on 16 March 2009 and 2,000,000 Shares on 1 July 2009 to Macquarie Bank Limited;

2.	Samson issued the Shares without disclosure to investors under Part 6D.2 of the Act;

3.	As at the date of this notice, Samson has complied with:

a)	The provisions of Chapter 2M of the Act as they apply to Samson; and
b)	Section 674 of the Act.

4.	As at the date of this notice, there is no information to be disclosed that is ‘excluded information’ within the meaning of Sections 708A(7) and 708A(8) of the Act.

For and on behalf of the Board of
SAMSON OIL & GAS LIMITED

DENIS RAKICH
Company Secretary